SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant's Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated April 15, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

For immediate release

BCE AND CGI DISCUSSIONS CONTINUING

Montréal (Québec), April 15, 2003 — BCE Inc. (BCE) (TSX; NYSE: BCE) and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today confirmed that they are continuing their discussions, as announced on December 18, 2002, to develop a plan with the following objectives:

(i)	to enhance the value of CGI by ensuring the continuity of CGI’s management and CGI’s ability to deliver high quality services to its customers; and

(ii)	to realize the maximum value of BCE’s investment in CGI.

The talks are proceeding well and, while no final decisions have been made, the parties are committed to reaching a final agreement no later than August 1, 2003.

In order to allow time to conclude these discussions, the CGI Majority Shareholders have agreed that their put rights provided for in the Options Agreement entered into between them and BCE in 1998 will not be exercisable until after August 1, 2003 and BCE has agreed that its disposition rights under the Options Agreement will not be exercisable until after August 1, 2003. In addition, BCE and the CGI Majority Shareholders have agreed to extend the termination date of the Majority Shareholders’ put rights under the Options Agreement from January 4, 2004 to August 1, 2004, and to defer the commencement of BCE’s two-year call right period from January 6, 2004 to August 2, 2004.

The parties have also agreed to defer the final termination date of the Options Agreement from January 5, 2006 to August 1, 2006. Except for these deferrals and extensions, the Options Agreement remains unchanged.

BCE has also reiterated and clarified its prior statements made on December 18, 2002 that:

(i)	its preferred course of action is no longer to dispose of the control block in CGI, following the exercise, as the case may be, of the put and call rights in 2003 and 2004;

(ii)	if BCE were to divest a portion of its investment in CGI, it would be done in an orderly manner, including compliance with the 12-month prior notice provision of the existing Options Agreement; and

(iii)	the existing commercial alliance between BCE and CGI will be maintained, including the various outsourcing and consulting services agreements provided by CGI to the BCE companies.

In order to facilitate these discussions, BCE and CGI are also announcing that Mr. Michael Sabia, President and Chief Executive Officer of BCE, will immediately join the CGI Board of Directors, as one of BCE’s three nominees. BCE’s Chief Financial Officer, Mr. Siim A. Vanaselja, has agreed to step down as a CGI director.

ABOUT BCE

BCE is Canada’s largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE’s media interests are held by Bell Globemedia, including CTV and The Globe and Mail. As well, BCE has e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

ABOUT CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 21,000 professionals. CGI’s annualized revenue run-rate is currently $3 billion (US$2 billion) and at December 31, 2002, CGI’s order backlog was $10.7 billion (US$7.1 billion). CGI provides end-to-end IT and business process services to more than 3,500 clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, BCE’s and CGI’s intentions concerning BCE’s investment in CGI, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the fact that there can be no assurance as to the outcome of the discussions between BCE and CGI; the state of capital markets; general economic conditions; business conditions and market competition in the information technology industry; and closing conditions (including regulatory approvals) that would be applicable to any proposed dispositions by BCE. The forward-looking statements contained in this press release represent BCE’s and CGI’s expectations as of April 15, 2003 and, accordingly, are subject to change after such date. However, BCE and CGI disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

BCE:
Don Doucette Communications (514) 786-3924 Web Site: www.bce.ca	Isabelle Morin Investor Relations (514) 786-3845
CGI:
Eileen Murphy Media Relations (514) 841-3430 Web Site: www.cgi.com	Ronald White Investor Relations (514) 841-3230 Julie Creed Investor Relations (312) 201-4803

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: April 15, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary